Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

On September 12, 2025, Ares Acquisition Corporation II (“AACT”) issued the below press release in connection with the proposed business combination between AACT and Kodiak Robotics, Inc. (“Kodiak”).

Ares Acquisition Corporation II Reminds Shareholders to Vote in Favor of the Proposed Business Combination with Kodiak Robotics, Inc. Before September 23, 2025

Extraordinary General Meeting of Ares Acquisition Corporation II’s Shareholders to Approve Proposed Business Combination with Kodiak Robotics, Inc. to be Held on September 23, 2025

Shareholders as of the Close of Business on August 20, 2025 Should Vote Their Shares Even if They No Longer Own Them

Conditional Upon Consummation of the Proposed Business Combination with Kodiak Robotics, Inc., Ares Acquisition Corporation II intends to Voluntarily Delist from New York Stock Exchange. The Combined Company is Expected to Begin Trading on the Nasdaq Stock Market Following Closing.

NEW YORK – September 12, 2025 – Ares Acquisition Corporation II (NYSE: AACT) (“AACT”) reminds its shareholders to vote in favor of the proposed business combination (the “proposed business combination”) between AACT and Kodiak Robotics, Inc. (“Legacy Kodiak”), a leading provider of AI-powered autonomous vehicle technology designed to help tackle some of the toughest driving jobs. In connection with closing of the proposed business combination, AACT’s securities will be voluntary delisted from the New York Stock Exchange (“NYSE”), the combined company will be named Kodiak AI, Inc. (“Kodiak”), and its common stock and public warrants are expected to be listed on the Nasdaq Stock Market (“Nasdaq”) and trade under the ticker symbols KDK and KDKRW, respectively, subject to approval by Nasdaq.

An extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) to approve the proposed business combination is scheduled for September 23, 2025 at 9:00 a.m. Eastern Time. The Extraordinary General Meeting will be held in person at the offices Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022 and virtually via live webcast at https://www.cstproxy.com/aresacquisitioncorporationii/egm2025. Holders of AACT’s ordinary shares at the close of business on the record date of August 20, 2025, are entitled to vote at the Extraordinary General Meeting. More details about the proposed business combination and the resolutions to be voted upon at the Extraordinary General Meeting can be found in the definitive proxy statement/prospectus (the “proxy statement/prospectus”) relating to the proposed business combination which is also available at: http://www.sec.gov.

AACT’s board of directors recommends that you vote “FOR” the proposed business combination with Legacy Kodiak and “FOR” all other proposals presented to AACT’s shareholders in the proxy statement/prospectus.

These are the two easiest ways to vote and they are both free:

•	Authorize Your Proxy Online (Highly Recommended):

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Record holders: To authorize your proxy via the Internet, please go to https://www.cstproxy.com/aresacquisitioncorporationii/egm2025 and follow the instructions; please have your proxy card handy when you access the website. This site will be available 24 hours a day until 11:59 p.m. Eastern Time on September 22, 2025.

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Non-record holders: If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions from that organization rather than directly from AACT.

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Vote at the Extraordinary Meeting: If you plan to attend the online Extraordinary General Meeting, you will need your 12-digit voting control number to vote electronically at the Extraordinary General Meeting.

Additionally, you can also authorize your proxy by mail:

•	Authorize Your Proxy by Mail:

•	Record holders: Please complete, sign and date your proxy card and return it in the prepaid envelope.

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Non-record holders: If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and instructions from that organization rather than directly from AACT. Complete and mail the proxy card in accordance with such instructions to ensure that your vote is counted.

Every vote is important and AACT encourages all shareholders to make their voices heard by authorizing their proxy online or by mail as soon as possible, regardless of the number of shares held. AACT shareholders who need assistance in completing the proxy card, need additional copies of the proxy statement/prospectus, or have questions regarding the Extraordinary General Meeting may contact AACT’s proxy solicitor, Sodali & Co, by calling (800) 662-5200 (toll free) or banks and brokers can call (203) 658-9400, or by e-mailing AACT.info@investor.sodali.com.

Assuming satisfaction of the conditions to the closing of the proposed business combination, including approval of the proposed business combination by AACT’s shareholders, AACT intends to voluntarily delist its Class A ordinary shares, units and warrants from NYSE. AACT’s decision to voluntarily delist its Class A ordinary shares, units and warrants from NYSE is due to the fact that in connection with and subject to the consummation of the proposed business combination, and subject to the fulfillment of all applicable listing requirements of Nasdaq, AACT’s units are expected to be cancelled and the common stock and warrants of Kodiak are expected to begin trading on the Nasdaq on or about September 25, 2025 under the symbols “KDK” and “KDKRW”, respectively. The last day of trading of AACT’s securities on NYSE is expected to be on or about September 24, 2025. The delisting from NYSE and the listing of Kodiak’s securities on Nasdaq are subject to the closing of the proposed business combination and fulfillment of all applicable listing requirements of Nasdaq.

About Ares Acquisition Corporation II

Ares Acquisition Corporation II (NYSE: AACT) is a special purpose acquisition company affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

About Kodiak Robotics, Inc.

Kodiak Robotics, Inc. was founded in 2018 and is a leading provider of AI-powered autonomous vehicle technology that is designed to help tackle some of the toughest driving jobs. Legacy Kodiak’s driverless solution can help address the critical problem of safely transporting goods in the face of unprecedented supply chain challenges. Legacy Kodiak’s vision is to become the trusted world leader in autonomous ground transportation. Legacy Kodiak is committed to a safer and more efficient future for all through the commercialization of driverless trucking at scale. To that end, Legacy Kodiak developed the Kodiak Driver, a virtual driver that combines advanced AI-powered software with modular and vehicle-agnostic hardware designed to help address Legacy Kodiak’s customers’ needs. The Kodiak Driver is not just an idea-it is operating without a human driver today. Legacy Kodiak serves customers in both commercial trucking and the public sector. In 2024, Legacy Kodiak believes it achieved a historic milestone by becoming the first company to deploy customer-owned and -operated driverless trucks in commercial service. The Kodiak Driver is also being utilized in the public sector, where Legacy Kodiak believes it can support national security initiatives and critical government applications.

Forward-Looking Statements

This press release includes forward-looking statements including regarding AACT’s or Legacy Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “forecast,” “intend,” “expect,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding: Legacy Kodiak’s and AACT’s expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”); expectations regarding the completion of the proposed business combination and the combined company being listed on Nasdaq following completion of the proposed business combination; and the expected benefits of the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Legacy Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Legacy Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Legacy Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Legacy Kodiak’s business and the timing of expected business milestones; the effects of competition on Legacy Kodiak’s business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to working with third-party manufacturers for key components of the Kodiak Driver; risks related to the retrofitting of Legacy Kodiak’s vehicles by third parties; the termination or suspension of any of Legacy Kodiak’s contracts or the reduction in counterparty spending; delays in Legacy Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; AACT’s ability to consummate the expected private placement of equity securities in connection with the consummation of the proposed business combination; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Legacy Kodiak, AACT or the combined company resulting from the proposed business combination with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Legacy Kodiak nor AACT presently know or that Legacy Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Legacy Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Legacy Kodiak and AACT anticipate that subsequent events and developments will cause Legacy Kodiak’s and AACT’s assessments to change. However, while Legacy Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Legacy Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Legacy Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Legacy Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this press release contains certain information about the historical performance of Legacy Kodiak. You should not view information related to the past performance of Legacy Kodiak as indicative of future results. Certain information set forth in this press release includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Legacy Kodiak filed a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. The Registration Statement has been declared effective by the SEC and AACT has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AACT’s shareholders in connection with the proposed business combination. AACT has filed and will file other documents regarding the proposed business combination with the SEC. SECURITY HOLDERS OF LEGACY KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Legacy Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Investors and security holders can obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AACT through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT’s website at www.aresacquisitioncorporationii.com or by written request to AACT at Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167.

Participants in the Solicitation

AACT, Legacy Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus filed with the SEC on August 29, 2025, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in the definitive proxy statement/prospectus.

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Legacy Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Contacts

Ares Media Relations

Jacob Silber

media@aresmgmt.com

Ares Investor Relations

Greg Mason

+1 888-818-5298

ir@aresacquisitioncorporationii.com